UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

INTEGRAL VISION, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45811H106

(CUSIP Number)

Required Annual Filing (December 31, 2005)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1(a). Name of Issuer:
Item 1(b). Name of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address or Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this statement is filed pursuant to ''240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership:
Item 4. Ownership: (continued)
Item 5. Ownership of Five Percent or Less of a Class:
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group
Item 10. Certification

CUSIP Number:	4 5 8 1 1 H 1 0 6
Item 1:	Reporting Person:	J. N. Hunter
Item 4:	United States of America
Item 5:	263,846
Item 6:	2,665,679
Item 7:	263,846
Item 8:	2,665,679
Item 9:	2,929,525
Item 11:	9.89%
Item 12:	IN

CUSIP Number:	4 5 8 1 1 H 1 0 6
Item 1:	Reporting Person:	J. A. Hunter
Item 4:	United States of America
Item 5:	0
Item 6:	2,665,679
Item 7:	0
Item 8:	2,665,679
Item 9:	2,665,679
Item 11:	9.00%
Item 12:	IN

CUSIP Number:	4 5 8 1 1 H 1 0 6
Item 1:	Reporting Person:	Industrial Boxboard Corporation Profit Sharing Plan, J. N. Hunter and J. A. Hunter,
		Trustees
Item 4:	California
Item 5:	2,477,833
Item 6:	0
Item 7:	2,477,833
Item 8:	0
Item 9:	2,477,833
Item 11:	8.36%
Item 12:	EP

CUSIP Number:	4 5 8 1 1 H 1 0 6
Item 1:	Reporting Person:	Industrial Boxboard Company,
		J. N. Hunter and J. A. Hunter, its general
		partners
Item 4:	California
Item 5:	187,846
Item 6:	0
Item 7:	187,846
Item 8:	0
Item 9:	187,846
Item 11:	0.64%
Item 12:	PN

Item 1(a).	Name of Issuer:

Integral Vision, Inc.

Item 1(b).	Name of Issuer's Principal Executive Offices:

49113 Wixom Tech Drive
Wixom, Michigan 4 8 3 9 3

Item 2(a).	Name of Person Filing:

J. N. Hunter

Item 2(b).	Address or Principal Business Office or, if none, Residence:

Industrial Boxboard Corporation
2 2 4 9 Davis Court
Hayward, CA 9 4 5 4 5

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock
Item 2(e).     CUSIP Number:

4 5 8 1 1 H 1 0 6

Item 3.	If this statement is filed pursuant to ''240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

Not applicable:	J. N. Hunter, J. A. Hunter, or for the Industrial
Boxboard Company

However, for the Industrial Boxboard Corporation Profit Sharing Plan, J. N. Hunter
and J. A. Hunter, Trustees:

[X] An employee benefit plan in accordance with '240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership:

J. N. Hunter:

(a)	Amount Beneficially Owned:	2,929,525
	(includes warrants to purchase 134,561 shares)

(b)	Percent of Class:	9.89%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	263,846
	(held in J. N. Hunter's IRA)

(ii)	shared power to vote or to direct the vote:	2,665,679

(iii)	sole power to dispose or to direct the
	disposition of:	263,846
	(held in J. N. Hunter's IRA)

(iv)	shared power to dispose or to direct the
	disposition of:	2,665,679

J. A. Hunter:

(a)	Amount Beneficially Owned:	2,665,679
	(includes warrants to purchase 134,561 shares)

(b)	Percent of Class:	9.00%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	2,665,679

(iii)	sole power to dispose or to direct the
	disposition of:	0

(iv)	shared power to dispose or to direct the
	disposition of:	2,665,679

Item 4.	Ownership: (continued)

Industrial Boxboard Corporation Profit Sharing Plan,
J. N. Hunter and J. A. Hunter, Trustees:

(a)	Amount Beneficially Owned:	2,477,833
	(includes warrants to purchase 134,561 shares)

(b)	Percent of Class:	8.36%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	2,477,833

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the
	disposition of:	2,477,833

(iv)	shared power to dispose or to direct the
	disposition of:	0

Industrial Boxboard Company, a California Partnership
J. N. Hunter and J. A. Hunter, its sole general partners:

(a)	Amount Beneficially Owned:	187,846

(b)	Percent of Class:	0.64%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	187,846

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the
	disposition of:	187,846

(iv)	shared power to dispose or to direct the
	disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
(date and signatures on next page)

Dated: February 7, 2006

Industrial Boxboard Corporation Profit Sharing Plan

/s/ J. N. Hunter	/s/ J. A. Hunter

J. N. Hunter, Trustee	J. A. Hunter, Trustee
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 7, 2006

/s/ J. N. Hunter	/s/ J. A. Hunter

J. N. Hunter	J. A. Hunter

Industrial Boxboard Company, a California partnership

/s/ J. N. Hunter	/s/ J. A. Hunter

J. N. Hunter, general partner	J. A. Hunter, general partner
Note:           The address for all reporting persons herein is the address listed in Item 2(b) above.